

08029692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DRO-WST Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. La Salle Street 19th Floor
                              (No. and Street)

OFFICIAL USE ONLY
FIRM ID. NO.

Chicago   Illinois   60605
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan   312-291-0560
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
                         (Name - if individual, state last, first, middle name)

141 West Jackson Blvd Suite 2045   Chicago   IL   60604
            (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC
Mail Processing
Section

MAR 05 2008

Washington, DC
101

PROCESSED

MAR 31 2008

THOMSON
FINANCIAL

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, ___Mark Westcott_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of
___DRO/WST Trading, LLC_____ , as of ___December 31_____ , 2007,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or
director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
OFFICIAL SEAL
Gina Garcia
Notary Public, State of Illinois
My Commission Expires on 5/9/10
```

_____
Signature

Managing Member
_____
Title

_____
Notary Public

This report **contains (check all applicable boxes):
- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRO-WST Trading, LLC
(An Illinois
Limited Liability Company)

Financial Statements
Year Ended December 31, 2007, and
Independent Auditors' Report

(Filed Pursuant to Rule 17A-5 Under the Securities Exchange Act of 1934)

DRO-WST TRADING, LLC
Annual Report
For the Year Ended December 31, 2007

Table of Contents

Robert Cooper & Co. CPAs P.C.
141 West Jackson Blvd. Suite 2045
Chicago, Illinois 60604
312-322-2238
Fax: 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
DRO-WST Trading, LLC

We have audited the accompanying statement of financial condition of **DRO-WST Trading, LLC** as of December 31, 2007 , and the related statements of income, changes in Members capital, and cash flows for the period ending December 31, 2007. These financial statements are the responsibility of the Members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **DRO-WST Trading, LLC** as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC
February 25, 2008

DRO-WST Trading, LLC
(An Illinois limited liability company)
Statement of Financial Condition
December 31, 2007

Assets

Cash	$	858,424
Receivable from broker dealer		315,720,991
Securities owned:		
Marketable securities, at market value		107,053,653
Options, at fair value		222,928,588
Spot commodities		
Total securities owned		329,982,241
Accrued interest receivable		531,531
Commissions		1,845,906
Preferred Stock		50,000
Other asset		103,042
Total Assets	$	649,092,135

Liabilities and Member's Equity

Liabilities

	$	
Securities sold short:		
Marketable securities sold short, at market value		378,322,446
Options sold short, at fair value		259,518,637
Open Trade equity futures		156,019
Dividend payable		170,639
Accrued other expenses		138,259
Broker fee payable		3,774,288
Total liabilities		642,080,288
Member's equity		7,011,849
Total member's equity and Liabilities	$	649,092,135

(0)

The accompanying notes to financial statements
are an integral part of this statement

2

DRO-WST Trading, LLC
(An Illinois limited liability company)
Statement of Operations
For the year ended December 31, 2007

Revenues:

Trading Equities revenue net of commissions	$	4,632,406
Trading futures revenue net of commissions		-708,536
Interest and dividend income		7,692,512
Other income		85,801
Total Revenue		11,702,183

Expcnsess:

Interest expense	4,255,581
Order flow	598,331
Dividend expense	1,256,741
Regulatory and other expenses	185,878
Seat lease	622,512
Depreciation	34,034
Trader fees	226,846
Technology & information expenses	254,477
Other operating expenses	322,592
Total expenses	7,756,992

Net Income	$	3,945,191

The accompanying notes to financial statements
are an integral part of this statement

3

DRO-WST Trading, LLC
(An Illinois limited liability company)
Statement of Changes in Member's Equity
For the year ended December 31, 2007

Members Capital December 31, 2006	$	5,572,443
Capital contributions		632,441
Capital withdrawals		(3,138,226)
Net income		3,945,191
Members Capital December 31, 2007	$	7,011,849

The accompanying notes to financial statements
are an integral part of this statement

DRO-WST Trading, LLC
(An Illinois limited liability company)
Statement of Cash Flows
For the year ended December 31, 2007

Cash Flows From Operating Activities:		
Net Income	$	3,945,191
items not effecting cash flow to reconcile cash depreciation		34,034
Changes in assets and liabilities:		
Increase in securities owned		(190,732,853)
Decrease in receivable from brokers and dealers		(174,880,371)
Increase in receivable for interest and dividends		830,480
Increase in receivable		(1,845,906)
Increase in securities sold, net yet purchased		362,709,578
Increase in dividends payable		(799,255)
Decrease in futures accounts		172,261.00
Increase in accounts payable and accrued liabilities		3,891,955
Net Cash used in operating activities		3,325,114
Cash Flows From Investing Activities:		
Purchase of fixed assets		(103,042)
Purchase of preferred jbo stock		(34,034)
Net Cash used in investing activities		(137,076)
Cash Flows From Financing Activities		
Proceeds from capital contributions		632,441
Payments for capital withdrawals		(3,138,226)
Net cash provided by financing activities		(2,505,785)
Net change in cash and cash equivalents		682,253
Cash at December 31, 2006		176,171
Cash at December 31, 2007	$	858,424
		0
Interest expense paid in 2007	$	4,255,581

The accompanying notes to financial statements
are an integral part of this statement

5

NOTE 1   Organization

> **DRO-WST Trading, LLC** (The "Company") was organized under the Uniformed General LLC Act of Illinois January 1, 2005.   The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States.   **DRO-WST Trading, LLC** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2   **Significant Accounting Policies**

> The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

> In the normal course of business, the Company enters into transactions in exchange traded securities, including options thereon which are used primarily to hedge certain proprietary securities and commitments. Proprietary securities transactions together with related revenues and expenses are recorded on trade date. Securities and options owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

> *Income Taxes.*
> A Limited Liability Company does not pay federal income taxes.   The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis. The Company is subject to a 1.5% Illinois replacement tax.

> *Depreciation.*
> Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software

> *Statement of Cash Flows*
> For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3   Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, are short-term or replaceable on demand. Therefore, except for the preferred stock ownership, their carrying amounts approximate their fair value.

NOTE 4   Securities Owned and Sold, but not yet purchased

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Sold, net yet purchased
Options	$259,518,637
Securities	$378,322,446

NOTE 5   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).   Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2007 the Company had net capital of $ 3,914,062, which was $3,814,062 in excess of its required net capital.

NOTE 6   Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

DRO-WST Trading, LLC
Notes to Financial Statements
For the Year Ended December 31, 2007

NOTE 6   Derivative Financial Instruments (continued)

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and, therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. The value of futures contracts are reported as open trade equity.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

NOTE 7   Financial Instruments Held or Issued for Trading Purposes

The Company trades in exchange trade equities and equity options. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Equity activities (including equity shares, and options on stock) $3,932,870

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2007, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

December 31, 2007	Asset FMV	Liability FMV	Asset Average. FMV	Liability Average FMV
Options	$ 222,928,588	259,518,637	137,669,820	72,934,943
Futures	0	156,019	0	173,533,355

NOTE 8   **Receivable from Broker-Dealers**

Receivable from broker-dealers at December 31, 2007 consist of the following:

Broker-dealer	$315,720,991

The amount receivable from broker-dealers is primarily from the selling of stock, futures and stock options. The cash balance receives interest at the broker call rate less 45 basis points. The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

At December 31, 2007, substantially all assets of the Company are deposited with the clearing broker.

NOTE 9   **Concentrations of Credit Risk**

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 10   **Guarantees**

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different

Exchange Member Guarantees (continued)

exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 11   Preferred Stock

The Company owns preferred in their broker dealer. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 12   Subsequent events

The Company had withdrawals for January in the amount of $ 1,687,465.

DRO-WST Trading, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2007

Member's equity, December 31, 2007	$	7,011,849
Less:		
Non allowable assets		-1,424,594
Charges of futures accounts		-10,800
Haircuts		-1,511,621
Undue concentration		-150,772
Net capital		3,914,062
Required net capital		100,000
Excess capital	$	3,814,062
Excess capital @ 1000%	$	3,422,807

Note The above information on this schedule is in agreement, in all material respects, with the
unaudited FOCUS Report, Part II filed by DRO-WST Trading, LLC as of December 31, 2007

The accompanying notes to financial statements
are an integral part of this statement

DRO-WST Trading, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2007

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

    Items included in the balance sheet:

Accrued liabilities	$	3,912,545
		3,912,545

Ratio: Aggregate Indebtedness	99.981243%
to Net Capital	to 1

The accompanying notes to financial statements
are an integral part of this statement

DRO-WST Trading, LLC
(An Illinois limited liability company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2007

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with,
or for, other than members of a national securities exchange and does not carry margin amounts,
credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).
Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
141 West Jackson Blvd. Ste 2045
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

DRO-WST Trading, LLC
Chicago, IL 60605

To the Members:

In planning and performing our audit of the financial statements and supplemental schedules of DRO-WST Trading, LLC, (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Chicago Board Options Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPAs P.C.
February 25, 2008

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2007

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Mark Westcott
Managing Member

 16